September 17, 2018

Greg Bell
Chief Executive Officer
B2Digital, Incorporated
4522 West Village Drive
Suite 215
Tampa, FL 33624


       Re: B2Digital, Incorporated
           Offering Statement on Form 1-A
           Filed August 21, 2018
           File No. 024-10888

Dear Mr. Bell:

       We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A filed on August 21, 2018

Cover Page

1. We note the statement that "The minimum purchase requirement per investor is 200,000
      Offered Shares ($800)." Please confirm the $800 minimum in parentheses given that you are offering the shares for $0.01. Please also confirm the figures in the table on the cover page, which indicates a price to the public of $0.001.
2. We note your disclosure on the cover page that the Company may issue the Securities for cash, promissory notes, services, and other consideration and that "If securities are not sold for cash, the aggregate offering price or aggregate sales will be based on the value of
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         the consideration as established by bona fide sales of that consideration made within a reasonable time, or, in the absence of sales, on the fair value as determined by an accepted standard. Valuations of non-cash consideration will be reasonable at the time made." If applicable, please balance your disclosure under "Use of Proceeds," to include this information. Please clarify what would constitute "an accepted standard" and how you will determine whether the valuation of the non-cash consideration was "reasonable" at the time made.
3. Please also clarify whether the following statement on page 20 would continue to hold true if you issue securities for consideration other than cash: "The Company believes that the proceeds of this Offering will satisfy its cash requirements for the next twelve (12)
         months, based on the successful completion of the entire offering amount, even after considering the costs associated with becoming a public reporting company." Explain how much cash consideration you would need to receive in order to satisfy your cash requirements for the next 12 months.
4. We note that your officers and directors also hold Series A Preferred Stock, which are entitled to 240 votes for each share. Please describe your capital structure, including the different authorized classes of common stock, in the prospectus summary and risk factors sections. Disclose the number of votes per share to which each class of common stock is entitled and the effective voting power of your officers and directors.
Risk Factors, page 6

5. We note the risk factors titled "A reverse stock split may decrease the liquidity of the shares..." and "Following a reverse stock split..." Please clarify whether you are contemplating a reverse stock split at this time.
Use of Proceeds, page 14

6. We note that some of the calculations in this section presume that the total proceeds will be $12 million if you sell all shares being offered. We also note the statement on page 37 that you are "offering up to $12,000,000 total of Securities." This offering statement registers an offering by the company of 800 million shares at $0.01 per share for total maximum proceeds of $8 million. Please reconcile or explain.
7. We note one of the uses of proceeds is listed as acquisition of Fight Group. Please expand your disclosure to clarify if this is related to a particular business you plan to acquire.
         Refer to Instruction 7 to Item 6 of Form 1-A. Please also explain if other material funds may be needed in conjunction with this acquisition. Refer to Instruction 5 to Item 6 of
         Form 1-A.
Dilution, page 16

8. Please explain why you have used a "Price to the public charged for each share in this offering" of $0.0040 when the offering price is $0.01. Please also confirm if you have
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         used proceeds of $8 million in the calculations in this section. Distribution, page 17

9. Please explain here that the offering in being conducted on a "best-efforts" basis and that your officers are relying upon Rule 3a4-1 under the Securities Exchange Act of 1934, as you disclose on the cover page. In this regard, we note that each of your officers are selling shareholders and that one of the selling shareholders is B2 Management Group
         LLC, which is owned and controlled by Mr. Greg P. Bell, the Company's Chairman and
         Chief Executive Officer. Please disclose how investors would know if they are purchasing shares directly from the company or from the officers as selling shareholders.
         Please explain how the officers will comply with Rule 3a4-1, such as subparagraph
         (a)(4)(iii). In addition, please revise the selling shareholder table on page 19 to indicate
         Mr. Bell's involvement with B2 Management Group and to note which of the selling shareholders are also officers or directors of the company. Finally, please clarify whether you will involve underwriters given that footnote 4 to the table on the cover page references "estimated total offering expenses, including underwriting discount and commissions" and your statement on page 17 that "The initial public offering price was determined by negotiation between us and the Underwriter." Management's Discussion and Analysis of Financial Condition and Results of Operations, page
20

10. Please provide a discussion on results of operations for each year and interim period for which financial statements are required, as well as a discussion of liquidity and capital resources. Refer to Item 9(a) and (b) to Part II of Form 1-A. Business, page 23

11. We note your disclosure here and in the summary section that you are in the process of developing and acquiring companies to become a vertically integrated live event sports company. Please briefly expand to clarify what stage in your planned development process you are currently in, and how you are currently generating revenue. Please also briefly explain how the completed acquisitions you list relate to your current and planned business operations.
Accountants' Compilation Report, page F-2

12. Please note that compilation reports are not appropriate to present because the association of the accountant provides no basis for reliance. Accordingly, please remove the accountants' compilation report.
Note 3: Business Acquisitions, page F-18

13. We note that you allocated a significant portion of the purchase prices to goodwill. We also note per page 23 that two of the purchased entities own licenses to hold live events.
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         Please tell us your consideration of allocating a portion of the purchase price to licenses, a definite lived intangible, pursuant to ASC 350.
Signatures

14. Please also include signatures for a majority of your board of directors. Refer to
         Instructions to Signatures on Form 1-A.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact Theresa Brillant at 202-551-3307 or Claire Erlanger at 202-551-3301 if
you have questions regarding comments on the financial statements and related matters. Please contact Susan Block at 202-551-3210 or Anne Parker, Assistant Director, at 202-551-3611 with any other questions.



FirstName LastNameGreg Bell                                     Sincerely,
Comapany NameB2Digital, Incorporated
                                                                Division of
Corporation Finance
September 17, 2018 Page 4                                       Office of
Transportation and Leisure
FirstName LastName